VIA EDGAR

May 19, 2016

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: JPMorgan Trust IV (the “Trust”); File No. 811-23117– Pre-Effective Amendment No. 1 Request for Acceleration

Dear Ms. White:

In connection with your review of Pre-Effective Amendment No. 1 filed by the Trust on May 18, 2016 and the Trust’s request for acceleration of the effective date, the undersigned hereby acknowledges on behalf of the Trust that: (1) should the Securities and Exchange Commission (the “Commission”) or the staff (“Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Trust may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 213 4042.

Sincerely,

/s/ Jessica K. Ditullio

Jessica K. Ditullio

Assistant Secretary